Exhibit 99.1

ParaZero Expands European Presence with New Reseller Agreement and Initial Demo Kit Procurement in Romania

Kfar Saba, Israel, April 23, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a new reseller agreement with New Akord Security, a Romania-based defense and homeland security integrator. The agreement expands ParaZero’s commercial footprint in the region and reinforces its growing presence across Europe, particularly among NATO member states near the Russia-Ukraine conflict zone.

New Akord Security will market ParaZero’s DefendAir system across Romania and provide end users with training and local support. The new reseller agreement builds on ParaZero’s recent momentum in Europe, including a strategic distribution agreement with a leading Western European distributor, successful live demonstrations of the DefendAir platform for senior NATO officers from multiple countries, and growing adoption of its counter-drone solutions among European defense organizations.

Following the execution of the reseller agreement, New Akord Security purchased an initial demo kit consisting of a Personal Net Launcher, Net Pod, and training package. The parties expect to conduct a live demonstration in Romania for representatives of the Romanian Ministry of Defense and other officials during the Black Sea Defense, Aerospace and Security (BSDA) International Exhibition, where ParaZero will exhibit from May 13 to 15, 2026, in Bucharest.DefendAir is a multi-layered, soft-kill Counter-Unmanned Aerial Systems (CUAS) solution featuring patented net-launching technology that enables non-kinetic interception of hostile drones with minimal collateral damage. DefendAir has previously demonstrated 100% interception success in multiple field trials and is designed to protect troops, infrastructure, and urban environments from evolving unmanned aerial threats.

“Rising tensions across Europe, coupled with the shift toward a multi-dimensional battlefield-where drones now play a central role-have made air defense increasingly complex and challenging. Our innovative solutions are specifically designed to address these pressing operational needs”, said Ariel Alon, CEO of ParaZero. “This new reseller agreement reflects our commitment to strengthening partnerships that enhance airspace security for allied forces and critical assets”.

“New Akord Security is honored to sign this new agreement with ParaZero Technologies” added Valentin Dumitrache CEO. This agreement completes our sustained effort since 2021 to bring to the attention of the defense field a last-line solution against UAS and to contribute to better security and protection of lives and we look forward to this collaboration”.

ParaZero will exhibit at BSDA as part of the Israeli National Pavilion in Hall A, Booth # A823 Set a meeting with ParaZero team onsite: https://wkf.ms/4mH1Gg9

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com